Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Pension and Investment Committee

New York Community Bancorp, Inc. Employee Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-218358) on Form S-8 of New York Community Bancorp, Inc. of our report dated June 26, 2020, with respect to the statements of net assets available for plan benefits of the New York Community Bancorp, Inc. Employee Savings Plan as of December 31, 2019 and 2018, the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes (collectively, the “financial statements”), and the supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019, which report appears in the December 31, 2019 annual report for Form 11-K of the New York Community Bancorp, Inc. Employee Savings Plan.

/s/ KPMG LLP

New York, New York

June 26, 2020